UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

SERONO S.A.
(Name of Issuer)

Bearer Shares, nominal value CHF 25 per share
(Title of Class of Securities)

CINS: H32560106
(CUSIP Number)

Stephen F. Arcano, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, NY 10036 (212) 735-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 5, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. CINS: H32560106	Page 2 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Ernesto Bertarelli
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Switzerland
Number of Shares Bene- ficially by Owned by Each Reporting Person With	7. Sole Voting Power: 45,500
8. Shared Voting Power: -0-
9. Sole Dispositive Power: 45,500
10. Shared Dispositive Power: -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 45,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 0.004%
14.	Type of Reporting Person (See Instructions) IN

                This Amendment No. 3 (this “Amendment”) amends the Schedule 13D filed by Mr. Ernesto Bertarelli and SeroMer Biotech SA (formerly known as “Bertarelli Biotech SA”), a Swiss corporation (société anonyme / Aktiengesellschaft) having its registered office at Chéserex, canton of Vaud, Switzerland, with the Securities and Exchange Commission (“SEC”) on June 27, 2005 (together, with Amendment No. 1 thereto, filed on September 25, 2006, Amendment No. 2 thereto, filed on December 13, 2006, and this Amendment, the “Schedule 13D”), with respect to the Bearer Shares, nominal value CHF 25 per share (the “Bearer Shares”), of Serono S.A., a societe anonyme organized under the laws of Switzerland (the “Company”). Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D. The purpose of this Amendment is to amend the information contained in Items 4, 5 and 6 of the Schedule 13D.

As a result of the transactions described herein, Mr. Bertarelli no longer beneficially owns more than 5% of the outstanding Bearer Shares and is no longer part of any group with SeroMer Biotech SA. Accordingly, Mr. Bertarelli will no longer file on Schedule 13D with respect to shares of the Company.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add to the end thereof the following:

“Pursuant to the SPA, on January 5, 2007, the Offeror acquired all shares of capital stock of SeroMer Biotech SA (thereby acquiring beneficial ownership of the 5,672,772 Bearer Shares held by SeroMer Biotech SA) and the 1,823,740 registered shares of the Company, with a par value of CHF 10, held by the Sellers.

As a result of the transactions pursuant to the SPA, the Sellers ceased to own any shares of capital stock of SeroMer Biotech SA. Also, as a result of the transactions pursuant to the SPA, Mr. Bertarelli no longer beneficially owns more than 5% of the outstanding Bearer Shares and is no longer part of any group with SeroMer Biotech SA. Accordingly, Mr. Bertarelli will no longer file on Schedule 13D with respect to shares of the Company.”

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended as follows:

"(a) Mr. Bertarelli beneficially owns 45,500 Bearer Shares, representing the number of Bearer Shares issuable upon the exercise of options to purchase Bearer Shares held by Mr. Bertarelli that are exercisable within 60 days. The 45,400 Bearer Shares beneficially owned by Mr. Bertarelli represent approximately 0.004% of the outstanding Bearer Shares.

(b) Mr. Bertarelli has the sole power to vote, direct the vote, dispose or to direct the disposition of such Bearer Shares.

The percentage of the Bearer Shares set forth for Mr. Bertarelli in this Item 5 was calculated based upon (i) 10,905,934 Bearer Shares outstanding as of December 14, 2006 and (ii) the number of Bearer Shares issuable upon the exercise of options to purchase Bearer Shares held by Mr. Bertarelli that are exercisable within 60 days. The percentage of the total outstanding votes of the Bearer Shares as a single class set forth in this Item 5 was calculated based on the outstanding Bearer Shares set forth in clause (i) above. Holders of Bearer Shares are entitled to one vote per share on matters submitted generally to the Company's shareholders for their approval.

(c) Mr. Bertarelli has effected the following transactions in the Bearer Shares during the past 60 days:

See Item 4 of this Schedule 13D.

(d) Not applicable.

(e) As described in Item 4 of this Schedule 13D, On January 5, 2007, Mr. Bertarelli ceased to be the beneficial owner of more than 5% of the outstanding Bearer Shares."

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add to the end thereof the following:

“The last two paragraphs of the response to Item 4 are incorporated herein by this reference."

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2006

ERNESTO BERTARELLI

/s/ Ernesto Bertarelli